07022642

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 12, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 35	April 12, 2007	Disclosure of Shareholding Pattern
2.	BSE letter dated April 23, 2003	April 12, 2007	Disclosure of Shareholding Pattern in Free Float Indices
3.	Clause 49	April 12, 2007	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
4.	-	April 12, 2007	Continual disclosure as on Record Date of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997
5.	-	April 12, 2007	Continual disclosure as March 31, 2007 of the Company under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

RECEIVED
2007 APR 18 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1

o|c

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 12, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Fax No.2659 8237 / 38

Dear Sirs,

Sub: Shareholding Pattern as on March 31, 2007

We send herewith Shareholding Pattern on Equity Shares of the Company as on March 31, 2007, in terms of Clause 35 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 Quarter ended : 31st March 2007

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.79	0.76
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	41	59 51 24 520	59 51 23 945	44.29	42.71
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)					
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	7.79	7.51
	Sub - Total (A) (1)	48	71 03 70 687	71 03 70 112	52.87	50.98
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)					
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	48	71 03 70 687	71 03 70 112	52.87	50.98
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds / UTI	399	3 45 20 821	3 40 27 008	2.57	2.48
(b)	Financial Institutions / Banks	437	14 73 014	13 46 362	0.11	0.11
(c)	Central Government / State Government(s)	75	36 79 623	26 59 434	0.27	0.26
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	7 50 78 919	7 50 68 875	5.59	5.39
(f)	Foreign Institutional Investors	728	27 16 23 991	27 14 99 822	20.22	19.49
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	1 662	38 63 76 368	38 46 01 501	28.76	27.73
(2)	Non-institutions					
(a)	Bodies Corporate	8 479	5 95 62 329	5 79 74 482	4.43	4.27
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	18 68 719	15 65 49 084	10 04 17 622	11.65	11.23
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	439	1 91 46 442	1 82 40 415	1.43	1.37
(c)	Any other (specify)					
	i.NRIs/OCBs	17 664	1 15 66 390	69 97 412	0.86	0.83
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	18 95 301	24 68 24 245	18 36 29 931	18.37	17.71
	Total Public Shareholding (B) = (B)(1) + (B)(2)	18 96 963	63 32 00 613	56 82 31 432	47.13	45.44
	TOTAL (A) + (B)	18 97 011	134 35 71 300	127 86 01 544	100.00	96.42
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	4 99 36 741	4 99 27 191		3.58
	GRAND TOTAL (A) + (B) + (C)	18 97 012	139 35 08 041	132 85 28 735		100.00

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40
3	Bhumika Trading Private Limited	6 05 98 878	4.35
4	Ekansha Enterprise Private Limited	5 97 09 857	4.28
5	Reliance Enterprises Limited	4 47 81 625	3.21
6	Bahar Trading Private Limited	4 33 28 996	3.11
7	Anumati Mercantile Private Limited	4 31 09 368	3.09
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46
9	Sanatan Textrade Private Limited	3 41 27 009	2.45
10	Amur Trading Private Limited	3 30 04 017	2.37
11	Tresta Trading Private Limited	3 29 11 094	2.36
12	Ornate Traders Private Limited	3 22 07 491	2.31
13	Reliance Chemicals Private Limited	3 11 19 999	2.23
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20
15	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
16	Reliance Life Sciences Private Limited	1 54 84 025	1.11
17	Aavaran Textiles Private Limited	1 32 58 167	0.95
18	Smt.K D Ambani	36 65 227	0.26
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21
21	Shri.M D Ambani	18 07 923	0.13
22	Smt.Nita Ambani	16 99 073	0.12
23	Ms.Isha M Ambani	16 82 195	0.12
24	Master Akash M Ambani	16 81 595	0.12
25	Reliance Welfare Association*	12 27 734	0.09
26	Reliance Energy and Project Development Private Limited	10 29 000	0.07
27	Fidelity Shares and Securities Private Limited	15 25 055	0.11
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02
29	Reliance Industrial Infrastructure Limited	86 000	0.01
30	Master Anant M Ambani	50 000	0.00
31	Fiery Investments and Leasing Private Limited	1 150	0.00
32	Clarion Investments and Trading Company Private Limited	1 060	0.00
33	Hercules Investments Private Limited	1 000	0.00
34	Nikhil Investments Company Private Limited	1 000	0.00
35	Orson Trading Private Limited	1 000	0.00
36	Real Fibres Private Limited	1 000	0.00
37	Dainty Investments and Leasings Private Limited	210	0.00
38	Jagdanand Investments and Trading Company Private Limited	150	0.00
39	Jagdishvar Investments and Trading Company Private Limited	100	0.00
40	Kankhal Investments and Trading Company Private Limited	100	0.00
41	Kardam Commercials Private Limited	100	0.00
42	Kedareshwar Investments and Trading Company Private Limited	100	0.00
43	Krish Commercials Private Limited	100	0.00
44	Kshitij Commercials Private Limited	100	0.00
45	Nityapriya Commercials Private Limited	100	0.00
46	Priyash Commercials Private Limited	100	0.00
47	Pusti Commercials Private Limited	100	0.00
48	Jogiya Traders Private Limited	10	0.00
	TOTAL	71 03 70 687	50.98

*Note: Shareholdings as per Register of Members, adjusted for acquisitions as disclosed to the Company

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	6 27 50 482	4.50
2	Europacific Growth Fund	2 11 42 718	1.52
	TOTAL	**8 38 93 200**	**6.02**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	N.A	0	0

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	24968371	49936741	3.58

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(I.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
	Nil	Nil	0	0.00

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 12, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind Attn : Shri P S Reddy
General Manager of Corporate Services

Dear Sir,

Ref : **Scrip Code - 500325**
Sub : **Shareholding Pattern for Free-Float Indices**

We send herewith Shareholding Pattern as on March 31, 2007 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter Ended: 31st March, 2007

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.76
2	Indian Corporate Bodies/ Trusts/ Partnerships	69 97 84 674	50.22
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into *shares but locked in)*	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	71 03 70 687	50.98
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here______________________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	71 03 70 687	50.98

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	17 54 57 089	12.59
2	Indian Corporate Bodies/Trusts/Partnerships	5 95 62 329	4.27
3	Independent Directors & Relatives	2 38 437	0.02
4	Present Employees	0	0.00
5	Banks/Financial Institutions	17 06 945	0.12
6	Central/State Govt.	36 79 623	0.26
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 50 78 919	5.39
9	Mutual Funds	3 42 86 890	2 46
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	35 00 10 232	25.12
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 37 920	0.01
15	Foreign Institutional Investors (SEBI-registered)	27 16 23 991	19.49
16	Non Resident Indians (Individuals)	1 14 28 470	0.82
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	28 31 90 381	20.32
C	GDRs/ADRs/ADSs	4 99 36 741	3.58
	Sub Total C	4 99 36 741	3.58
D	OTHERS (Please specify here____________________)		
	Sub Total D	0	0.00
	Sub Total II	68 31 37 354	49.02
	Grand Total	1 39 35 08 041	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	71 03 70 687	50.98
Total Free-float	68 31 37 354	49.02
Grand Total	1 39 35 08 041	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 06 03 80 919	76.09
Total Foreign Holding	33 31 27 122	23.91
Grand Total	1 39 35 08 041	100.00

FORM B

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 | Quarter Ended: 31st March, 2007

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51	I-A-2
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40	I-A-2
3	Bhumika Trading Private Limited	6 05 98 878	4.35	I-A-2
4	Ekansha Enterprise Private Limited	5 97 09 857	4.28	I-A-2
5	Bahar Trading Private Limited	4 33 28 996	3.11	I-A-2
6	Anumati Mercantile Private Limited	4 31 09 368	3.09	I-A-2
7	Sanatan Textrade Private Limited	3 41 27 009	2.45	I-A-2
8	Reliance Life Sciences Private Limited	1 54 84 025	1.11	I-A-2
9	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	I-A-2
10	Smt.K D Ambani	36 65 227	0.26	I-A-1
11	Pams Investments and Trading Company Private Limited	31 84 983	0.23	I-A-2
12	Shri.M D Ambani	18 07 923	0.13	I-A-1
13	Smt.Nita Ambani	16 99 073	0.12	I-A-1
14	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
15	Master Akash M Ambani	16 81 595	0.12	I-A-1
16	Fidelity Shares and Securities Private Limited	15 25 055	0.11	I-A-2
17	Master Anant M Ambani	50 000	0.00	I-A-1
18	Fiery Investments and Leasing Private Limited	1 150	0.00	I-A-2
19	Clarion Investments and Trading Company Private Limited	1 060	0.00	I-A-2
20	Hercules Investments Private Limited	1 000	0.00	I-A-2
21	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
22	Orson Trading Private Limited	1 000	0.00	I-A-2
23	Real Fibres Private Limited	1 000	0.00	I-A-2
24	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
25	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
26	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
27	Kardam Commercials Private Limited	100	0.00	I-A-2
28	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
29	Krish Commercials Private Limited	100	0.00	I-A-2
30	Kshitij Commercials Private Limited	100	0.00	I-A-2
31	Nityapriya Commercials Private Limited	100	0.00	I-A-2
32	Priyash Commercials Private Limited	100	0.00	I-A-2
33	Pusti Commercials Private Limited	100	0.00	I-A-2
34*	Reliance Enterprises Limited	4 47 81 625	3.21	I-A-2
35*	Madhuban Merchandise Private Limited	3 42 33 723	2.46	I-A-2
36*	Amur Trading Private Limited	3 30 04 017	2.37	I-A-2
37*	Tresta Trading Private Limited	3 29 11 094	2.36	I-A-2
38*	Omate Traders Private Limited	3 22 07 491	2.31	I-A-2
39*	Reliance Chemicals Private Limited	3 11 19 999	2.23	I-A-2
40*	Reliance Polyolefins Private Limited	3 05 97 462	2.20	I-A-2
41*	Aavaran Textiles Private Limited	1 32 58 167	0.95	I-A-2
42*	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21	I-A-2
43*	Reliance Welfare Association	12 27 734	0.09	I-A-2
44*	Reliance Energy and Project Development Private Limited	10 29 000	0.07	I-A-2
45*	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
46*	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
47*	Dainty Investments and Leasings Private Limited	210	0.00	I-A-2
48*	Jogiya Traders Private Limited	10	0.00	I-A-2
	Total	71 03 70 687	50.98	

Note: Shareholding as per Register of Members, adjusted for acquisitions as disclosed to the Company.

* Pursuant to the amendment to the Definition of 'Promoter' which includes 'Promoter Group', the earlier category of 'persons acting in concert' has been taken as part of 'Promoter Group' while filing the shareholding pattern under Clause 35. Accordingly, the controlling holdings have been adjusted in this disclosure.

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325   Quarter Ended: 31st March, 2007

No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 27 50 482	4.50	II-A-8	NIL
2	Europacific Growth Fund	2 11 42 718	1.52	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	4 99 36 741	3.58	II-C	NIL
	Total	13 38 29 941	9.60		

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 12, 2007

Ms. Neha Gada
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Madam/Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on March 31, 2007, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Quarterly Compliance Report On Corporate Governance

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : 31st MARCH, 2007

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied
(D)	Code of Conduct	49 (ID)	Yes	Complied
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Not applicable.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosure will be made in the Annual Report for the year 2006-07.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report will be included in the Annual Report for the year 2006-07.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Will be included in the Annual Report for the year 2006-07
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance will be furnished in the Directors' Report for the year 2006-07. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements will be made in the section on Corporate Governance in the Annual Report for the year 2006-07

For **Reliance Industries Limited**

Vinod M Ambani
President & Company Secretary

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 12, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub : Continual disclosure, as on Record date of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

The Register of Members and Share Transfer Books of our Company remained closed on the date of 22nd March, 2007, to reckon the names of persons entitled to receive Interim Dividend for the financial year 2006-2007.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the shareholdings of the Promoters or every person having control over the Company and persons acting in concert with them as on the record date for dividend.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company)	Reliance Industries Limited
Date of reporting	As on March 22, 2007
Name of Stock Exchanges where shares of reporting Company are listed	Bombay Stock Exchange Limited The National Stock Exchange of India

(I) Information about persons holding more than 15% shares or voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company).											
Names	As on March 31, 2007		As on March 31, 2006		Changes if any between (A) & (B)		As on Record date for dividend (for the year 2006-07)		As on Book Closure date for dividend (for the year 2005-06)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NOT APPLICABLE						NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2007		As on March 31, 2006		Changes if any between (A) & (B)		As on Record date for dividend (for the year 2006-07)		As on Book Closure date for dividend (for the year 2005-06)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
*Promoter(s) or every person having control over a company	NOT APPLICABLE											
- As per Annexure A attached							71 03 58 687	50.98	41 59 22 939	29.85	29 44 35 748	21.13
*Person(s) acting in concert with him												
- As per Annexure B attached							0	0.00	26 82 53 060	19.25	- 26 82 53 060	-19.25
TOTAL							71 03 58 687	50.98	68 41 75 999	49.10	2 61 82 688	1.88

*Note: Pursuant to the amendment to the Definition of 'Promoter' which includes 'Promoter Group', the earlier category of 'persons acting in concert' has been taken as part of 'Promoter Group' while filing the shareholding pattern with the Stock Exchanges, hence the difference in shareholding of 'persons acting in concert' over the reporting years.

For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Place : Mumbai
Date :

Annexure - A

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on Record date for dividend (for the year 2006-07)		As on Book Closure date for dividend (for the year 2005-06)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(a)	(b)	(a-c)	(b-d)
1	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings Limited)	104660154	7.51	10 46 60 154	7.51		0.00
2	Eklavya Mercantille Private Limited	6 13 37 013	4.40	6 13 37 013	4.40		0.00
3	Bahar Trading Private Limited	4 33 28 996	3.11	4 33 28 996	3.11		0.00
4	Bhumika Trading Private Limited	6 05 98 878	4.35	4 92 70 182	3.54	1 13 28 696	0.81
5	Ekansha Enterprise Private Limited	5 97 09 857	4.28	4 98 83 712	3.58	96 26 145	0.71
6	Anumati Mercantille Private Limited	4 31 09 368	3.09	4 31 09 368	3.09		0.00
7	Sanatan Textrade Private Limited	3 41 27 009	2.45	3 41 27 009	2.45		0.00
8	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	1 49 76 149	1.07		0.00
9	Smt. K.D. Ambani	36 65 227	0.26	36 65 227	0.26		0.00
10	Pams Investments and Trading Company Private Limited	31 84 983	0.23	31 84 983	0.23		0.00
11	Shri M.D. Ambani	18 07 923	0.13	18 07 923	0.13		0.00
12	Smt. Nita Ambani	16 99 073	0.12	16 99 073	0.12		0.00
13	Ms. Isha M. Ambani	16 82 195	0.12	16 82 195	0.12		0.00
14	Master Akash M. Ambani	16 81 595	0.12	16 81 595	0.12		0.00
15	Rajlaxmi Securities Private Limited (Now amalgamated with Reliance Life Sciences Private Limited)	0	0.00	14 52 100	0.10	- 14 52 100	-0.10
16	Reliance Life Sciences Private Limited	1 54 84 025	1.11	0	0.00	1 54 84 025	1.11
17	Master Anant M. Ambani	50 000	0.00	50 000	0.00		0.00
18	Fiery Investments and Leasing Private Limited	1 150	0.00	1 150	0.00		0.00
19	Clarion Investments and Trading Company Private Limited	1 060	0.00	1 060	0.00		0.00
20	Hercules Investments Private Limited	1 000	0.00	1 000	0.00		0.00
21	Nikhil Investments Company Private Limited	1 000	0.00	1 000	0.00		0.00
22	Orson Trading Private Limited	1 000	0.00	1 000	0.00		0.00
23	Real Fibres Private Limited	1 000	0.00	1 000	0.00		0.00
24	Jagdanand Investments and Trading Company Private Limited	150	0.00	150	0.00		0.00
25	Jagdishvar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
26	Kankhal Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
27	Kardam Commercials Private Limited	100	0.00	100	0.00		0.00
28	Kedareshwar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
29	Krish Commercials Private Limited	100	0.00	100	0.00		0.00
30	Kshitij Commercials Private Limited	100	0.00	100	0.00		0.00
31	Nityapriya Commercials Private Limited	100	0.00	100	0.00		0.00
32	Priyash Commercials Private Limited	100	0.00	100	0.00		0.00
33	Pusti Commercials Private Limited	100	0.00	100	0.00		0.00
34	Fidelity Shares & Securities Private Limited	15 25 055	0.11	0	0.00	15 25 055	0.11
35*	Reliance Enterprises Limited	44781625	3.21	0	0.00	4 47 81 625	3.21
36*	Madhuban Merchandise Private Limited	3 42 33 723	2.46	0	0.00	3 42 33 723	2.46
37*	Amur Trading Private Limited	3 30 04 017	2.37	0	0.00	3 30 04 017	2.37
38*	Tresta Trading Private Limited	3 29 11 094	2.36	0	0.00	3 29 11 094	2.36
39*	Ornate Traders Private Limited	3 22 07 491	2.31	0	0.00	3 22 07 491	2.31
40*	Reliance Chemicals Private Limited	31119999	2.23	0	0.00	3 11 19 999	2.23
41*	Reliance Polyolefins Private Limited	30597462	2.20	0	0.00	3 05 97 462	2.20
42*	Aavaran Textiles Private Limited	1 32 58 167	0.95	0	0.00	1 32 58 167	0.95
43*	Reliance Aromatics and Petrochemicals Private Limited	2971000	0.21	0	0.00	29 71 000	0.21
44*	Reliance Welfare Association	12 15 734	0.09	0	0.00	12 15 734	0.09
45*	Reliance Energy and Project Development Private Limited	1029000	0.07	0	0.00	10 29 000	0.07
46*	Vita Investment & Trading Company Private Limited	3 08 395	0.02	0	0.00	3 08 395	0.02
47*	Reliance Industrial Infrastructure Limited	86 000	0.01	0	0.00	86 000	0.01
48*	Dainty Investment & Leasings Private Limited	210	0.00	0	0.00	210	0.00
49*	Jogiya Traders Private Limited	10	0.00	0	0.00	10	0.00
	TOTAL	71 03 58 687	50.98	41 59 22 939	29.85	29 44 35 748	21.13

* As on Book Closure date for dividend for the year 2005-06, there was NIL shareholding in these folios in their capacity as 'Promoter/ Promoter Group'.

Annexure - B

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on Record date for dividend (for the year 2007)		As on Book Closure date for dividend (for the year 2006)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1*	Reliance Enterprises Limited	0	0.00	4 13 23 683	2.97	- 4 13 23 683	-2.97
2*	Madhuban Merchandise Private Limited	0	0.00	3 42 33 723	2.46	- 3 42 33 723	-2.46
3*	Amur Trading Private Limited	0	0.00	3 30 04 017	2.37	- 3 30 04 017	-2.37
4*	Tresta Trading Private Limited	0	0.00	3 29 11 094	2.36	- 3 29 11 094	-2.36
5*	Ornate Traders Private Limited	0	0.00	3 22 07 491	2.31	- 3 22 07 491	-2.31
6*	Reliance Chemicals Private Limited	0	0.00	3 11 19 999	2.23	- 3 11 19 999	-2.23
7*	Reliance Polyolefins Private Limited	0	0.00	3 05 97 462	2.20	- 3 05 97 462	-2.20
8*	Lazor Syntex Private Limited (Now amalgamated with Reliance Life Sciences Private Limited)	0	0.00	1 40 32 075	1.01	- 1 40 32 075	-1.01
9*	Aavaran Textiles Private Limited	0	0.00	1 32 58 167	0.95	- 1 32 58 167	-0.95
10*	Reliance Aromatics and Petrochemicals Private Limited	0	0.00	29 71 000	0.21	- 29 71 000	-0.21
11*	Reliance Welfare Association	0	0.00	11 70 734	0.08	- 11 70 734	-0.08
12*	Reliance Energy and Project Development Private Limited	0	0.00	10 29 000	0.07	- 10 29 000	-0.07
13*	Vita Investment & Trading Company Private Limited	0	0.00	3 08 395	0.02	- 3 08 395	-0.02
14*	Reliance Industrial Infrastructure Limited	0	0.00	86 000	0.01	- 86 000	-0.01
15*	Dainty Investment & Leasings Private Limited	0	0.00	210	0.00	- 210	0.00
16*	Jogiya Traders Private Limited	0	0.00	10	0.00	- 10	0.00
TOTAL			0.00	26 82 53 060	19.25	- 26 82 53 060	-19.25

* As on Record date for dividend for the year 2006-07, there was NIL shareholding in these folios in their capacity as 'persons acting in concert'.

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

April 12, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub : Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 for the financial year ended March 31, 2007.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company)	Reliance Industries Limited
Date of reporting	As on March 31, 2007
Name of Stock Exchanges where shares of reporting Company are listed	Bombay Stock Exchange Limited The National Stock Exchange of India Limited

(I) Information about persons holding more than 15% shares or voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company).											
Names	As on March 31, 2007		As on March 31, 2006		Changes if any between (A) & (B)		As on Record date for dividend (for the year 2006-07)		As on Book Closure date for dividend (for the year 2005-06)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NOT APPLICABLE						NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2007		As on March 31, 2006		Changes if any between (A) & (B)		As on Record date for dividend (for the year 2006-07)		As on Book Closure date for dividend (for the year 2005-06)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
*Promoter(s) or every person having control over a company							NOT APPLICABLE					
- As per Annexure A attached	71 03 70 687	50 98	40 29 90 654	28.92	30 73 80 033	22.06						
*Person(s) acting in concert with him												
- As per Annexure B attached	0	0.00	26 44 88 390	18.98	- 26 44 88 390	-18.98						
TOTAL	71 03 70 687	50.98	66 74 79 044	47.90	4 28 91 643	3.08						

*Note: Pursuant to the amendment to the Definition of 'Promoter' which includes 'Promoter Group', the earlier category of 'persons acting in concert' has been taken as part of 'Promoter Group' while filing the shareholding pattern with the Stock Exchanges, hence the difference in shareholding of 'persons acting in concert' over the reporting years.

For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Place : Mumbai
Date :

Annexure - A

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on 31st March, 2007		As on 31st March, 2006		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(a)	(b)	(a-c)	(b-d)
1	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings Limited)	104660154	7.51	10 46 60 154	7.51		0.00
2	Eklavya Mercantille Private Limited	6 13 37 013	4.40	6 13 37 013	4.40		0.00
3	Bahar Trading Private Limited	4 33 28 996	3.11	4 33 28 996	3.11		0.00
4	Bhumika Trading Private Limited	6 05 98 878	4.35	4 31 11 811	3.09	1 74 87 067	1.25
5	Ekansha Enterprise Private Limited	5 97 09 857	4.28	4 31 09 798	3.09	1 66 00 059	1.19
6	Anumati Mercantille Private Limited	4 31 09 368	3.09	4 31 09 368	3.09		0.00
7	Sanatan Textrade Private Limited	3 41 27 009	2.45	3 41 27 009	2.45		0.00
8	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	1 49 76 149	1.07		0.00
9	Smt. K.D. Ambani	36 65 227	0.26	36 65 227	0.26		0.00
10	Pams Investments and Trading Company Private Limited	31 84 983	0.23	31 84 983	0.23		0.00
11	Shri M.D. Ambani	18 07 923	0.13	18 07 923	0.13		0.00
12	Smt. Nita Ambani	16 99 073	0.12	16 99 073	0.12		0.00
13	Ms. Isha M. Ambani	16 82 195	0.12	16 82 195	0.12		0.00
14	Master Akash M. Ambani	16 81 595	0.12	16 81 595	0.12		0.00
15	Rajlaxmi Securities Private Limited (Now amalgamated with Reliance Life Sciences Private Limited)	0	0.00	14 52 100	0.10	- 14 52 100	-0.10
16	Reliance Life Sciences Private Limited	1 54 84 025	1.11	0	0.00	1 54 84 025	1.11
17	Master Anant M. Ambani	50 000	0.00	50 000	0.00		0.00
18	Fiery Investments and Leasing Private Limited	1 150	0.00	1 150	0.00		0.00
19	Clarion Investments and Trading Company Private Limited	1 060	0.00	1 060	0.00		0.00
20	Hercules Investments Private Limited	1 000	0.00	1 000	0.00		0.00
21	Nikhil Investments Company Private Limited	1 000	0.00	1 000	0.00		0.00
22	Orson Trading Private Limited	1 000	0.00	1 000	0.00		0.00
23	Real Fibres Private Limited	1 000	0.00	1 000	0.00		0.00
24	Jagdanand Investments and Trading Company Private Limited	150	0.00	150	0.00		0.00
25	Jagdishvar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
26	Kankhal Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
27	Kardam Commercials Private Limited	100	0.00	100	0.00		0.00
28	Kedareshwar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
29	Krish Commercials Private Limited	100	0.00	100	0.00		0.00
30	Kshitij Commercials Private Limited	100	0.00	100	0.00		0.00
31	Nityapriya Commercials Private Limited	100	0.00	100	0.00		0.00
32	Priyash Commercials Private Limited	100	0.00	100	0.00		0.00
33	Pusti Commercials Private Limited	100	0.00	100	0.00		0.00
34	Fidelity Shares & Securities Private Limited	15 25 055	0.11	0	0.00	15 25 055	0.11
35*	Reliance Enterprises Limited	44781625	3.21	0	0.00	4 47 81 625	3.21
36*	Madhuban Merchandise Private Limited	3 42 33 723	2.46	0	0.00	3 42 33 723	2.46
37*	Amur Trading Private Limited	3 30 04 017	2.37	0	0.00	3 30 04 017	2.37
38*	Tresta Trading Private Limited	3 29 11 094	2.36	0	0.00	3 29 11 094	2.36
39*	Ornate Traders Private Limited	3 22 07 491	2.31	0	0.00	3 22 07 491	2.31
40*	Reliance Chemicals Private Limited	31119999	2.23	0	0.00	3 11 19 999	2.23
41*	Reliance Polyolefins Private Limited	30597462	2.20	0	0.00	3 05 97 462	2.20
42*	Aavaran Textiles Private Limited	1 32 58 167	0.95	0	0.00	1 32 58 167	0.95
43*	Reliance Aromatics and Petrochemicals Private Limited	2971000	0.21	0	0.00	29 71 000	0.21
44*	Reliance Welfare Association	12 27 734	0.09	0	0.00	12 27 734	0.09
45*	Reliance Energy and Project Development Private Limited	1029000	0.07	0	0.00	10 29 000	0.07
46*	Vita Investment & Trading Company Private Limited	3 08 395	0.02	0	0.00	3 08 395	0.02
47*	Reliance Industrial Infrastructure Limited	86 000	0.01	0	0.00	86 000	0.01
48*	Dainty Investment & Leasings Private Limited	210	0.00	0	0.00	210	0.00
49*	Jogiya Traders Private Limited	10	0.00	0	0.00	10	0.00
	TOTAL	71 03 70 687	50.98	40 29 90 654	28.92	30 73 80 033	22.06

Note : Shareholding is as per Register of Members, adjusted for acquisitions / sales as disclosed to the Company.

*** As on 31st March, 2006, there was NIL shareholding in these folios in their capacity as 'Promoter/ Promoter Group'.**

Annexure - B

Reliance Industries Limited

Disclosure under regulation 8(3)

Sr No	Name	As on 31.03.2007		As on 31.03.2006		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1*	Reliance Enterprises Limited	0	0.00	3 77 09 123	2.71	- 3 77 09 123	-2.71
2*	Madhuban Merchandise Private Limited	0	0.00	3 42 33 723	2.46	- 3 42 33 723	-2.46
3*	Amur Trading Private Limited	0	0.00	3 30 04 017	2.37	- 3 30 04 017	-2.37
4*	Tresta Trading Private Limited	0	0.00	3 29 11 094	2.36	- 3 29 11 094	-2.36
5*	Ornate Traders Private Limited	0	0.00	3 22 07 491	2.31	- 3 22 07 491	-2.31
6*	Reliance Chemicals Private Limited	0	0.00	3 11 19 999	2.23	- 3 11 19 999	-2.23
7*	Reliance Polyolefins Private Limited	0	0.00	3 05 97 462	2.20	- 3 05 97 462	-2.20
8*	Lazor Syntex Private Limited (Now amalgamated with Reliance Life Sciences Private Limited)	0	0.00	1 40 32 075	1.01	- 1 40 32 075	-1.01
9*	Aavaran Textiles Private Limited	0	0.00	1 31 08 167	0.94	- 1 31 08 167	-0.94
10*	Reliance Aromatics and Petrochemicals Private Limited	0	0.00	29 71 000	0.21	- 29 71 000	-0.21
11*	Reliance Welfare Association	0	0.00	11 70 734	0.08	- 11 70 734	-0.08
12*	Reliance Energy and Project Development Private Limited	0	0.00	10 29 000	0.07	- 10 29 000	-0.07
13*	Vita Investment & Trading Company Private Limited	0	0.00	3 08 395	0.02	- 3 08 395	-0.02
14*	Reliance Industrial Infrastructure Limited	0	0.00	86 000	0.01	- 86 000	-0.01
15*	*Dainty Investment & Leasings Private Limited*	0	0.00	100	0.00	- 100	0.00
16*	Jogiya Traders Private Limited	0	0.00	10	0.00	- 10	0.00
	TOTAL		0.00	26 44 88 390	18.98	- 26 44 88 390	-18.98

* As on 31st March, 2007, there was NIL shareholding in these folios in their capacity as 'persons acting in concert'

END